MEMORANDUM

TO:	Ms. Amanda Ravitz
Mr. Tom Jones
Ms. Mary Beth Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:	Pentair plc

DATE:	February 28, 2014

RE:	Pentair plc
Registration Statement on Form S-4
Filed on December 19, 2013
File No. 333-192961

This memorandum sets forth the responses of Pentair plc (the “Registrant”) to comments 4 and 5 contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 13, 2014, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on December 19, 2013. The Registrant has previously responded to comments 1, 2 and 3 in its response memorandum to the Staff dated February 7, 2014.

For the convenience of the Staff, each of the Staff’s remaining comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

Comparison of Rights of Shareholders, page 72

4.	Your disclosure may not be qualified by reference to statutes. Please revise the third paragraph accordingly.

The Registrant has revised the disclosure on page 74 to delete the qualifications in response to the Staff’s comment.

Exhibits, page II-1

5.	Please file the exhibit required by Regulation S-K Item 601(b)(5).

The Registrant has filed the form of Arthur Cox opinion regarding the legality of the securities being registered as Exhibit 5.1 to Amendment No. 1 to the Registration Statement. The Registrant confirms that following approval of the merger agreement by Pentair Ltd. shareholders, and prior to completing any sales under the Registration Statement, the Registrant will file a signed and dated opinion of Arthur Cox as an exhibit to a Form 8-K.